PROSPECTUS SUPPLEMENT TO
PROSPECTUS, DATED APRIL 29, 2003

Grupo TMM, S.A.
Exchange Offers Relating to its
9 1/2% Notes due 2003
and
10 1/4% Notes due 2006

        This Prospectus Supplement supplements and amends our Prospectus, dated April 29, 2003 (the "prospectus"), relating to the exchange offers and consent solicitations for our 9 1/2% Notes due 2003 (the "2003 notes") and our 10 1/4% Notes due 2006 (the "2006 notes"). Information in this supplement updates and supercedes any information in the prospectus with which it is inconsistent. Terms defined in the prospectus and used in this supplement have the meanings set forth in the prospectus.

        The disclosure in the prospectus under the caption "Summary—Recent Developments-The Asset Sale Agreements" is supplemented by adding the following:

          "On May 6, 2003, we amended the stock purchase agreement relating to the Port Sale to extend the period for the completion of the Port Sale until May 12, 2003. We currently expect the Port Sale to be completed on or before May 12, 2003."

        The disclosure in the prospectus under the caption "Summary—Recent Developments—Other Recent Developments—Our Liquidity Position" is supplemented by adding the following:

          "On May 6, 2003, we entered into an agreement extending the period of time to repurchase receivables held by the trust established under the receivables securitization facility from May 6, 2003 until May 13, 2003. The extension will terminate if the stock purchase agreement relating to the Port Sale is terminated. In addition, we are continuing to have discussions with one of the holders of trust certificates issued under the receivables securitization facility that may result in the continuation of the facility or a similar replacement facility for a net amount of trust certificates which may range from approximately $30 million to $70 million. There is no agreement or understanding with respect to a replacement facility or a continuation of the existing facility, and there is no assurance that any such agreement will be reached or, if an agreement is reached, as to the amount of the facility or the other terms of the facility. Any such continuation or replacement of the facility would be conditioned on, among other things, the closing of the Port Sale and the successful completion of the exchange offers and consent solicitations. To the extent that a new receivables securitization facility is established or the existing facility is continued, net proceeds received from such facility would be available for other permitted purposes. We will be required under the indenture for the new notes to apply any net proceeds received from the Port Sale that are not used to repurchase receivables held by the trust as a result of the continuation of the receivables securitization facility, or any net proceeds received as a result to the establishment of a replacement facility, either (i) to repay new notes or other senior indebtedness existing at the time the new notes are issued with a maturity no later than the new notes or (ii) to repurchase receivables held by the trust established under the facility. We may also use up to $15 million of the proceeds of the Port Sale for working capital needs and general corporate purposes. To the extent that a new receivables securitization facility is established or the existing facility is continued, the call option entered into in November 2001 relating to shares of Grupo TFM (or after the TFM Sale, shares of KCS) would remain in place. See "Risk Factors—We have granted call options under our receivables securitization program, which may result in our loss of control of Grupo TFM, TFM and our port operations" and "Description of the New Notes—The Guarantee."

          On May 2, 2003, we paid the final installment on our senior convertible notes and no senior convertible notes remain outstanding as of the date hereof.

          On April 30, 2003, we amended the terms of the Termination Agreement with Promotora Servia to extend the payment date for a portion of the amount owed until May 30, 2003. We paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia on April 30, 2003. The remaining unpaid balance owed to Promotora Servia is approximately $6.5 million."

        The disclosure in the prospectus under the caption "Summary—The Exchange Offers and Consent Solicitations—Consequences to Existing Noteholders Not Tendering in the Exchange Offers" is supplemented by adding the following:

          "In the event holders of 2003 notes do not tender their 2003 notes in the exchange offers and the Company fails to pay the principal and interest on those 2003 notes at maturity, such holders will have the right to seek payment from the Company, however: (i) failure of the Company to make this payment will not result in any default under any remaining untendered 2006 notes or the new notes, and (ii) as a result of the guarantee of the new notes and the elimination of substantially all of the covenants of the indenture governing the 2003 notes, the claims of such holders will be structurally subordinated to the new notes with respect to the assets of the Guarantor."

        The disclosure in the prospectus under the caption "Description of Significant Indebtedness and Receivables Securitization Facility—Significant Indebtedness of TFM—New TFM Bank Facilities" is supplemented by adding the following:

          "On May 2, 2003, TFM received the amendments to its term loan facility and revolving credit facility that it had previously announced it was seeking. These amendments, among other things, delay for one year the increase of ratios in certain financial covenants that would have otherwise increased effective as of the first quarter of 2003."

        The disclosure in the prospectus under the caption "Description of the New Notes—Certain Covenants—Restriction on Asset Dispositions" is supplemented by adding the following:

          "For the avoidance of doubt, the repurchase of receivables and other contract rights held by the trust established as part of our Receivables Securitization Facility shall be a permitted purchase of assets in the shipping, transportation and distribution services industry."

Prospectus Supplement, dated May 8, 2003